SECURITIES EXCHANGE COMMISSION
                              Washington, DC 20549

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 0)

                                  MEDIOBANCA S.P.A
                                (Name of Issuer)

                                   Common Stock
                         (Title of Class of Securities)

              Date of Event Which Requires Filing of this Statement
                                 DECEMBER 17, 2007

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


                                   001200879
                                 (CUSIP NUMBER)


1) Name of Reporting Person: Unicredito Italiano S.p.A.


         IRS Identification                      000000000
         No. of Above

2)       Check the Appropriate Box               (a)
         of A Member of  Group
         (See Instructions)                      (b)

3)       SEC Use Only

4)       Citizenship of Place of
         Organization                            Italy

         Number of                               (5)Sole Voting
         Shares                                  Power               73,883,844
         Beneficially Owned                      (6)Shared Voting
         by Each Reporting                       Power                   0
         Person With                             (7)Sole Disposi-
                                                 tive Power          73,883,844
                                                 (8)Shared Disposi-
                                                 tive Power              0

9)       Aggregate Amount Beneficially           73,883,844
         Owned by Each
         Reporting Person

10) Check if the aggregate Amount in Row (9) Exclude Certain Shares (See Instructions)

11)      Percent of Class Represented
         By Amount in Row 9.                     9.0%

12)      Type of Reporting
         Person (See Instructions)               HC

Item 1(a)         Name of Issuer.

                  MEDIOBANCA SPA

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  PIAZZETTA ENRICO CUCCIA 1
                  20121 MILAN,
                  ITALY

Item 2(a)         Name of Person Filing:

                     Unicredito Italiano S.p.A.

Item 2(b)         Address of Principal Business Office:

                  Piazza Cordusio 2
                  20123 Milan, Italy

Item 2(c)         Citizenship:

                  Italy

Item 2(d)         Title of Class of Securities:

                  Common Stock

Item 2(e)         Cusip Number:

                  001200879

Item 3 The person filing this statement pursuant to Rule 13d-1(b) or 13d-2(b) is:

                  (Inapplicable)

Item 4.  Ownership.

(a) Amount Beneficially Owned: 73,883,844

(b) Percent of Class: 9.0%


(c) Number of shares as to which such person has

         (i) sole power to vote or to direct the vote 73,883,844

         (ii) shared power to vote or to direct vote 0

         (iii) sole power to dispose or to direct disposition of 73,883,844

         (iv) shared power to dispose or to direct disposition 0

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date Hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check here:

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

         Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Mediobanca S.p.A. The Interest of one person, Capitalia S.p.A., a bank incorporated in Italy in the Common Stock of Mediobanca S.p.A., amounted to 70,982,659 shares or 8.665% of the total outstanding Common Stock at December 17, 2007.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company.

         Inapplicable.

Item 8.  Identification and Classification of Members of the Group.

         Inapplicable.

Item 9.  Notice of Dissolution of the Group.

         Inapplicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief,I certify that the information set forth in this statement is true, complete and correct.


                  Date
                  FEBRUARY 22, 2008





                  /s/Dario Frigerio
                  Name: Dario Frigerio
                  Title: Head of Private Banking and Asset Management Division






                  /s/Paolo Fiorentino
                  Name: Paolo Fiorentino
                  Title: Head of Global Banking Services Division